United States securities and exchange commission logo





                             June 28, 2022

       Drew Wilkerson
       Chief Executive Officer
       NAT Holdings, LLC
       Five American Lane
       Greenwich, CT 06831

                                                        Re: NAT Holdings, LLC
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted June 1,
2022
                                                            CIK No. 0001929561

       Dear Mr. Wilkerson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

               All page number references are to the information statement provided as Exhibit 99.1 to the draft registration statement on Form 10-12B.

       Draft Registration Statement on Form 10-12B submitted June 1, 2022

       Risk Factors
       Economic recessions and other factors that reduce economic activity could have a material adverse impact on our business, page 22

   1. We note your disclosure here and at page 72 indicating that inflation can have a negative impact on your
operating costs. Please update this risk factor and your page 72 disclosure if recent inflationary
pressures have materially impacted your operations. In this regard, identify the types of
inflationary pressures you are facing and how your business has been affected.
 Drew Wilkerson
FirstName  LastNameDrew Wilkerson
NAT Holdings,  LLC
Comapany
June       NameNAT Holdings, LLC
     28, 2022
June 28,
Page 2 2022 Page 2
FirstName LastName
Higher carrier prices may result in decreased income from operations and increases in working capital, page 24

2. You disclose that in some instances where you have entered into contract freight rates with customers, in the event market conditions change and those contracted rates are below market rates, you may be required to provide transportation services at a loss.
         Please disclose your estimated exposure to loss on contracted rates below market rates where you would have to perform transportation services at a loss. Following the distribution, certain of our directors and employees may have actual or potential conflicts of interest..., page 39

3. We note your disclosure that, because of their current or former positions with XPO
         Logistics, Inc. ("XPO"), certain of your expected executive officers and directors own equity interests in XPO, and that this continuing ownership of XPO shares and equity awards could create, or appear to create, potential conflicts of interest if NAT SpinCo and
         XPO face decisions that could have implications for both companies. We also note that
         XPO and NAT SpinCo will each be separate companies with separate management teams and separate boards of directors. Please clarify whether both Mr. Wilkerson and Mr.
         Jacobs will retain their current roles with XPO. Discuss whether there are any structural protections in place to minimize or protect against conflicts of interest that may arise between the company and XPO. For example, disclose whether directors who owe fiduciary duties to both the company and XPO will have an obligation to present certain opportunities to each.
Conditions to the Distribution, page 50

4. You disclose in the first paragraph on page 17 and here that a condition to the spin-off includes receipt of a tax opinion indicating that the spin-off will qualify as a tax free reorganization and distribution. Insofar as this condition (and the other listed conditions)
         can be waived, please revise to clarify whether the XPO board would consider the waiver material for the purposes of informing stockholders. We note that you provide a few other examples which the board "might" consider material.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Non-recurring Costs, page 59

5. You disclose that you will incur additional one-time expenses associated with becoming a standalone public company. Since the pro forma statements of operations should be presented assuming the spin-off occurred on January 1, 2021, please revise your pro forma statement of operations for the fiscal year ended December 31, 2021 to include a pro forma adjustment for these expenses pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-
         X or explain why you do not believe this is required.
 Drew Wilkerson
FirstName  LastNameDrew Wilkerson
NAT Holdings,  LLC
Comapany
June       NameNAT Holdings, LLC
     28, 2022
June 28,
Page 3 2022 Page 3
FirstName LastName
Business
Company Overview, page 60

6. We note your use of an "asset-light business model" and your reliance on the motor carrier subsidiaries. Expand your discussion to provide additional detail regarding your truck brokerage business. Include examples of how you arrange and coordinate your services and the extent to which you rely on written agreements with the entities providing the actual trucks and drivers to the end consumer.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
71

7. We note disclosure elsewhere in your filing that your operations and those of your customers have been subject to supply chain disruptions. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether any mitigation efforts introduce new material risks.
Director Compensation, page 91

8. We note your disclosure regarding your non-employee director compensation program.
         Please file any written compensatory arrangements related to such program or advise as to why you do not believe you are required to do so. Refer to Item 601(b)(10)(iii)(A) of
         Regulation S-K.
Stock Ownership of Certain Beneficial Owners, page 108

9. Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by Orbis Investment Management Limited, The Vanguard
         Group, and BlackRock, Inc.
Notes to Combined Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Segment Reporting , page F-12

10. To help us understand how you concluded you have a single reportable segment, please address the following:

                Tell us your operating segments and how they were identified;
and
                Describe for us how you evaluated the economic characteristics and applied the aggregation criteria to arrive at your single reportable segment. As part of your response, provide the metrics you considered in evaluating the economic characteristics. Refer to ASC Topic 280, including ASC paragraphs 280-10-50-1 and
              280-10-50-11.
 Drew Wilkerson
FirstName  LastNameDrew Wilkerson
NAT Holdings,  LLC
Comapany
June       NameNAT Holdings, LLC
     28, 2022
June 28,
Page 4 2022 Page 4
FirstName LastName
Intangible assets, page F-13

11. You disclose that your identifiable intangible assets consist entirely of customer relationships. However, you disclose that you have world class brands across a diversified array of customer verticals. In addition, you disclose that you have trade names and trademarks, and other intellectual property (including patents, know-how and trade secrets), software, information and technology under the separation agreement. Please tell us why you do not appear to have ascribed any value to your marketing-related and technology-based intangible assets.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      David Huntington